CENTRAL HUDSON GAS & ELECTRIC CORPORATION
Computation of Ratio of Earnings to Fixed Charges	EXHIBIT (12) (i) (i)
and Ratio of Earnings to Fixed Charges and Preferred Dividends

		2007		2006	Year Ended December 31,

	Earnings: ($000)	3 Months Ended Dec. 31	12 Months Ended Dec. 31	3 Months Ended Dec. 31	2006	2005	2004	2003		2002

A.	Net Income	$8,697	$33,436	$6,919	$34,871	$35,635	$38,648	$38,875		$32,524
B.	Federal & State Income Tax	5,294	20,326	3,439	21,528	23,936	28,426	26,981		21,690

C.	Earnings before Income Taxes	$13,991	$53,762	$10,358	$56,399	$59,571	$67,074	$65,856		$54,214

D.	Fixed Charges
	Interest on Mortgage Bonds	0	0	0	0	0	0	570		2,136
	Interest on Other Long-Term Debt	5,051	18,653	4,286	16,425	13,826	11,488	10,699		9,819
	Other Interest	1,077	4,378	774	3,622	2,577	5,517	9,828	(1)	11,772
	Interest Portion of Rents (2)	275	898	235	818	835	954	768		749
	Amortization of Premium & Expense on Debt	243	963	256	991	1,043	1,066	1,159		1,249

	Total Fixed Charges	$6,646	$24,892	$5,551	$21,856	$18,281	$19,025	$23,024		$25,725

E.	Total Earnings	$20,637	$78,654	$15,909	$78,255	$77,852	$86,099	$88,880		$79,939

	Preferred Dividend Requirements:
F.	Allowance for Preferred Stock Dividends Under IRC Sec. 247	$242	$970	$242	$970	$970	$970	$1,387	(1)	$2,161
G.	Less Allowable Dividend Deduction	(31)	(127)	(31)	(127)	(127)	(127)	(127)		(127)

H.	Net Subject to Gross-up	211	843	211	843	843	843	1,260		2,034
I.	Ratio of Earnings before Income Taxes to Net Income (C/A)	1.609	1.608	1.497	1.617	1.672	1.736	1.694		1.667

J.	Pref. Dividend (Pre-tax) (H x I)	339	1,356	316	1,363	1,409	1,463	2,134		3,391
K.	Plus Allowable Dividend Deduction	31	127	31	127	127	127	127		127

L.	Preferred Dividend Factor	370	1,483	347	1,490	1,536	1,590	2,261		3,518
M.	Fixed Charges (D)	6,646	24,892	5,551	21,856	18,281	19,025	23,024		25,725

N.	Total Fixed Charges and Preferred Dividends	$7,016	$26,375	$5,898	$23,346	$19,817	$20,615	$25,285		$29,243

O.	Ratio of Earnings to Fixed Charges (E/D)	3.1	3.2	2.9	3.6	4.3	4.5	3.9		3.1

P.	Ratio of Earnings to Fixed Charges and Preferred Dividends (E/N)	2.9	3.0	2.7	3.4	3.9	4.2	3.5		2.7

(1)

Reflects SFAS No. 150 titled Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, reclassification of $208,750 in preferred stock dividends to interest expense for the quarter ended September 30, 2003.

(2)	The percentage of rent included in the fixed charges calculation is a reasonable approximation of the interest factor.